Exhibit 99.1

Press Release

GasLog Ltd. declares dividend

MONACO — Feb. 27, 2013 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) has on 26 February, 2013 declared a quarterly cash dividend of $0.11 per common share payable on March 25, 2013 to all stockholders of record as of March 11, 2013.

All future dividend declarations and amounts remain subject to the discretion of GasLog’s Board of Directors.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, one ship delivered in 2013 and nine LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Henrik Bjerregaard (CFO, GasLog, Monaco)

Phone: +377 9797 5119

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Jeff Grossman, Solebury Communications, NYC)

Email: ir@gaslogltd.com